Yinfu Gold Corporation.

Suite 2313, Dongfang Science and Technology Mansion

Nanshan District

Shenzhen, China 518000

August 22, 2022

Via Electronic Mail

Yolanda Guobadia

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

Re:	Yinfu Gold Corporation. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed June 29, 2022 File No. 333-152242

Dear Mr. Guobadia:

This letter is in response to the letter dated August 8, 2022, from the staff (the “Staff”) of the U.S. Securities & Exchange Commission (“SEC”) addressed to Yinfu Gold Corporation. (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Form 10-K for Fiscal Year Ended March 31, 2022

Item 1A Risk Factors, page 6

1.

Given that your principal executive office is located in China, you should provide specific and prominent disclosures about the legal and operational risks associated with having business in this location, consistent with the guidance in our Sample Letter to China Based Companies, which was posted to our website on December 20, 2021. You may view the Sample Letter at the following internet address.

https://www.sec.gov/corpfin/sample-letter-china-based-companies

RESPONSE: We respectfully advise the Staff that we have updated our disclosure to include the legal and operational risks associated with having business in People’s Republic of China in Item 1A. Risk Factors.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our President Libin Jiang at bin@uselre.com.

Yinfu Gold Corporation.

/s/ Libin Jiang
Name:	Libin Jiang
Title:	President, Secretary and Director